Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
569-4859

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03 JUN 25 AM 7:21

To:	Mr. Paul Dudek Securities and Exchange Commission	**Fax:**	(202) 942-9624
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	**Date:**	06/20/03
Re:	Exemption No: 82-5037	**Pages:**	5

SUPPL

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PROCESSED
JUL 1 1 2003
THOMSON FINANCIAL

dlw 6/30





Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

June 20, 2003

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is

1. A copy of a news release dated May 14, 2003, that was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a news release dated June 20, 2003, that was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Lyn Kristoff, Interim Executive Vice President, Finance & Chief Financial Officer

Attachment


POOL
Saskatchewan Wheat Pool

For Immediate Release
Date: May 14, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL CEO APPOINTS NEW HUMAN RESOURCES VICE PRESIDENT

David Reinboth will join Saskatchewan Wheat Pool's senior management team, effective May 20, 2003, as Vice President, Human Resources.

Pool CEO Mayo Schmidt said Reinboth's proven ability to align employees and processes with the strategic direction of the corporation will help the company move forward with renewed optimism and momentum.

"Mr. Reinboth is a seasoned executive who brings international experience in organizational development, compensation, labor relations and recruitment," Schmidt noted. "His leadership will ensure we are able to successfully implement our corporate priorities and develop business leaders of the future."

Reinboth was most recently Vice President Human Resources for ConAgra Malt (Global) in Vancouver, Washington, a division of ConAgra Foods, a Fortune 100 Company. He has been with ConAgra Malt since 1996, initially holding the Vice President's position for its Americas division, based in Vancouver, B.C. Canadian-born and raised, Reinboth has also managed human resources functions at Labatt Breweries of Canada and Schlumberger.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B

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For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

TSE


POOL

Saskatchewan Wheat Pool

For Immediate Release
Date: June 20, 2003
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL INVESTORS EXCHANGING DEBT FOR EQUITY

Holders of Saskatchewan Wheat Pool's convertible notes are exchanging those notes for shares in the company at a brisk pace. At the same time, the average daily volume of shares traded has more than tripled in the past three months.

This week alone, almost $11 million in bonds were converted to equity, bringing the total in June to $15.5 million and resulting in the issuance of 34 million new shares. The total number of shares outstanding is approximately 152 million.

"The convertible note was a significant component of our financial restructuring and I am extremely pleased with the reaction of the marketplace," Pool CEO Mayo Schmidt said. "Investors have converted more than $41 million of these notes and that translates into potential cash interest savings down the road. That is good news for all of our investors whether they hold bonds or shares."

Trading in Pool shares has also increased significantly since the close of the financial restructuring in March of this year, rising to about two million shares daily from half a million shares a day three months ago. Schmidt noted that this kind of liquidity gives investors increased flexibility and attributed the increase to renewed interest in the company and the grain industry as a whole.

"What we're hearing from investors is that there is renewed optimism out there," he said. "They recognize the work we, as a company, have done to get costs in order, improve efficiency and focus on our core business. As well, spring moisture levels got the crops off to a good start and recent Canadian Wheat Board estimates suggest production will be up significantly over last year. We will still need timely rains throughout the summer, but these are welcome developments coming off two years of drought."

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

SEC Exemption #: 82-5037

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool